Exhibit 6.9

February 27, 2018

Via Electronic Mail

The investor contact information has been redacted. HyperSciences will furnish a copy without redactions to the Commission upon request.

Re:

Convertible Promissory Notes

Ladies and Gentlemen:

Reference is made to (i) the Convertible Promissory Note Purchase Agreement, dated as of June 26, 2015, as amended, (the “2015 Agreement”) between HyperSciences, Inc., a Delaware corporation (the “Company”) and the Purchasers listed on the schedule of purchasers attached thereto (the “2015 Purchasers”) pursuant to which the Company issued Convertible Promissory Notes (the "2015 Notes") to 2015 Purchasers in exchange for investments equal to the respective principal amounts of such 2015 Notes, as provided therein and (ii) the Convertible Promissory Note Purchase Agreement, dated as of February 8, 2017, as amended, (the “2017 Agreement” and together with the 2015 Agreement the “Purchase Agreements”) between the Company and the Purchasers listed on the schedule of purchasers attached thereto (the “2017 Purchasers” and together with the 2015 Purchasers, the “Purchasers”) pursuant to which the Company issued Convertible Promissory Notes (the "2017 Notes" and together with the 2015 Notes, the “Notes”) to 2017 Purchasers in exchange for investments equal to the respective principal amounts of such 2017 Notes, as provided therein. Each of Cowles Company, W Fund LP, and Washington Research Foundation (the “Noteholders”) hold certain Notes as set forth on  Exhibit A hereto and constitute the Requisite Holders (as defined in the Purchase Agreements).

The Company has offered the Noteholders the opportunity to invest additional capital in the Company pursuant to a new note financing (the “Note Offering”). The Noteholders have declined to participate in the Note Offering but hereby agree and acknowledge as follows:

1.

The Noteholders have declined to extend the maturity date of the Notes but agree to not declare the Notes due and payable for so long as the Company is actively pursuing or marketing an offering with SeedInvest Technology, LLC under Regulation A+ of Title IV of the Jumpstart Our Business Startups Act;

2.

The Noteholders agree to negotiate in good faith with a future investor related to the conversion terms of the Notes; and

3.

The Noteholders agree that the terms and provisions of the Notes shall remain unmodified and in full force and effect.

4.

The Noteholders are not entitled to a right to participate in the Note Offering;

5.

The Noteholders acknowledge that the following Purchasers in Exhibit B listed on the attached Schedule may elect to participate in the Note Offering or elect to have their Notes converted to capital stock of the Company on or before March 1, 2018;

Please acknowledge your acceptance and agreement to the terms of this letter by signing below.

Sincerely,

Exhibit A

Notes (as of Feb 27, 2018)

This Exhibit A, which contains investor information, has been redacted. HyperSciences will furnish a copy without redactions to the Commission upon request.

Exhibit B: Confirmed Note Purchases and Participants in Feb 2018 New Note (as Amended from Aug 2017 Note).

This Exhibit B, which contains investor information, has been redacted. HyperSciences will furnish a copy without redactions to the Commission upon request.